UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-32694
CUSIP Number 29871P109

(Check One):	|_| Form 10-K	|_| Form 11-K	|_| Form 20-F
	|X| Form 10-Q	|_| Form N-SAR

For Period Ended: January 31, 2006
|_|     Transition Report on Form 10-K
|_|     Transition Report on Form 20-F
|_|     Transition Report on Form 11-K
|_|     Transition Report on Form 10-Q
|_|     Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Euro Currency Trust, Sponsored by Rydex Specialized Products LLC, d/b/a Rydex Investments
Full Name of Registrant
9601 Blackwell Road, Suite 500
Address of Principal Executive Office (Street and Number)
Rockville, Maryland 20850
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated
	|		without unreasonable effort or expense;
	|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
	|		11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
	|		following the prescribed due date; or the subject quarterly report or transition report on Form
|X|	|		10-Q, or portion thereof will be filed on or before the fifth calendar day following the
	|		prescribed due date; and
	|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if
	|		applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Because the registrant is a trust and does not have any officers, the registrant is unable to comply with the certification requirements of Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934 and Item 601(b)(31) of Regulation S-K. Therefore, the registrant has requested no-action relief from the staff of the Securities and Exchange Commission and the registrant has proposed that the certifications be signed by the principal executive officer and principal financial officer of Rydex Specialized Products LLC, the registrant’s sponsor. The no action request is still pending.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tim Meyer, Rydex Investments; (301) 296-5129

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

|X| Yes |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The sponsor of Euro Currency Trust, Rydex Specialized Products LLC d/b/a Rydex Investments has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By: /s/ Nick Bonos
Nick Bonos
Chief Financial Officer
Rydex Specialized Products LLC, d/b/a Rydex Investments,
sponsor of Euro Currency Trust

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